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September 16, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Virios Therapeutics, LLC
Registration Statement on Form S-1
Filed August 28, 2020
File No. 333-248447

On behalf of our client, Virios Therapeutics, LLC (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 11, 2020 (the “Comment Letter”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement filed today.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Prospectus Summary, page 1

1.	We refer to prior comment 1. Please further revise your disclosures on page 1 to disclose that in the treatment group, there were two serious adverse events, one of which is a non-ST segment elevation myocardial infarction, which may be treatment-related. Explain to us why it is appropriate to include a discussion in the Prospectus Summary of discontinuation rates. Also we note that the graphic above the timeline on page 5 appears to be a remainder reference to your surveys, and your graphic at the top of page 6 refers to detailed study results including p-values. Revise to delete the graphics.

Division of Corporation Finance

Securities and Exchange Commission

September 16, 2020

The Registrant has revised page 1 to further describe the adverse events as the Staff has indicated. Additionally, the Registrant has revised page 1 to remove the discussion of discontinuation rates. As requested, the Registrant has also removed all of the referenced graphics.

2.	Please add a bullet in your summary of risks section or balancing disclosure elsewhere in the Prospectus Summary to note that the fast track designation may not lead to a faster development or regulatory review process. Additionally, revise the summary of risks section so that they are of the same prominence as the discussion of your strategies.

The Registrant has revised page 7 to disclose additional risks relating to the fast track designation and the Registrant has revised the summary risk factors so that they are of the same prominence as the discussion of the Registrant’s strategies.

Building out our Pipeline, page 5

3.	We note your response to prior comment 6 and your revised pipeline table. We note, in your response, that you will be relying on completed Phase 1 study data for IMC-1. However, you do not disclose elsewhere in the prospectus the results or completion of Phase 1 trials for IMC-1. If you have completed Phase 1 trials for IMC-1 please describe them in your Business section. If you are not relying on Phase 1 trials for IMC-1, please clarify the table to make clear that you believe you will be able to rely on the 505(b)(2) regulatory pathway for IBS and Functional Somatic Syndrome, and disclose whether you have had discussions with the FDA regarding your ability to rely on the pathway for IMC-1 for these two indications.

The Registrant has revised page 5 to further describe the potential 505(b)(2) regulatory pathway for other indications as well as how the nonclinical CMC and nonclinical studies in FM that the Registrant has conducted to date will also support the potential additional Phase 2 work in IBS (or other functional somatic syndrome conditions). As requested, the Registrant has explained that it has not discussed other indications with the FDA at this time, but will certainly do so at the appropriate time.

Risk Factors, page 13

4.	We note your revised disclosures on page 47 in response to prior comment 12. Please expand your disclosures, including in the title of the risk factor, either here or elsewhere, to also explain that Mr. Burch will be receiving equity awards in connection with the IPO.

The Registrant has revised page 46 to revise the risk factor to include additional disclosure regarding Mr. Burch’s stock option award.

Division of Corporation Finance

Securities and Exchange Commission

September 16, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 66

5.	We note your response to prior comment 14. Please further revise the disclosure to break out the dollar amount of external research and development expenses incurred for each period presented. Alternatively, disaggregate research and development expenses by nature or type of expense for each period presented.

The Registrant has revised page 65 to clarify that the only research and development expenses incurred were external and reiterates this distinction in the discussion regarding each reported period.

Business, page 72

6.	We acknowledge your revised disclosures in response to prior comment 17. However, we note your disclosure still includes many footnote references to various external sources. We continue to note that it is not appropriate to refer investors to external sources for additional information. To the extent you intend to retain your discussion of the information from these sources, revise to disclose sufficient information so that an investor may understand their significance without needing to refer to these sources, and if you are referring to results from studies, clearly state whether you are able to rely on such data in seeking FDA approval for your product candidates, and if you are not, explain why such information is relevant. As examples only, you present a graphic of patient prescription usage from 2008 to 2010 without sufficient narrative information explaining how the results were derived, and you have multiple statements on page 79 discussing conclusions without sufficient information regarding those studies. Additionally, as such detailed information is not appropriate for the Prospectus Summary, please revise to remove all references to external sources in such section.

In response to this comment, the Registrant has carefully reviewed each instance in which it cites to an external source, has removed all remaining footnotes and has revised the disclosure in each instance in which such disclosure remains so that an investor may understand and readily comprehend their significance without consulting external sources. Additionally, all references and detailed information not appropriate for the Prospectus Summary has been removed.

7.	Please move the graphic on page 74 discussing secondary endpoints to accompany your narrative discussion of the Phase IMC-1 trial so that the results are shown in the appropriate context and ensure that there is narrative disclosure for all information shown in the table.

The Registrant has removed the graphic on page 74 and revised pages 81 and 82 to include the graphic discussing secondary endpoints.

Division of Corporation Finance

Securities and Exchange Commission

September 16, 2020

Our Company, page 72

8.	We note your response to prior comment 4 and your revised disclosure in various places of your prospectus. Please remove your statements on page 75 that you are seeking to take IMC-1 to "being Phase 3 ready" after your Phase 2b trial, that you "intend" for your Phase 2b trial to "confirm the findings" in your Phase 2a study, and that the studies will "help to further validate the potential of IMC-1."

The Registrant has revised the prospectus to remove the statements cited in the Staff’s comment.

Our Novel Mechanism of Action (“MOA”), page 79

9.	We note your response to prior comment 3 and your revised disclosure in the Prospectus Summary. Please remove your references here and elsewhere to any statement that IMC-1 has a "favorable" safety profile given this determination is solely within the authority of the U.S. Food and Drug Administration.

The Registrant has revised the prospectus to remove statements regarding conclusions that are solely within the authority of the U.S. Food and Drug Administration.

Market and Competition, page 86

10.	We acknowledge your response to prior comment 5. However, we continue to believe that consents are required from Lumleian and Triangle Insights Group pursuant to Securities Act Rule 436 because your registration statement attributes certain disclosures and conclusions to these entities. For guidance please refer to Question 141.02 of Compliance and Disclosure Interpretations for Securities Act Sections. In the alternative, substantially revise your disclosures relating to these surveys so that disclosures and conclusions are not attributed to them.

The Registrant has revised pages 85-87 to modify the disclosure relating to the surveys so that such disclosures and conclusions are not attributed to Lumleian and Triangle Insights Group.

11.	We note your revised disclosures in response to prior comment 21 that there are up to 21 million Americans afflicted with fibromyalgia. As previously requested, please revise your narrative disclosure to explain the basis for this conclusion. We note that the National Fibromyalgia & Chronic Pain Association states on its website that approximately 10 million Americans have fibromyalgia.

The Registrant has revised pages 4, 74, and 85 to clarify the number of individuals that are estimated to be afflicted with fibromyalgia and the source of such information.

Division of Corporation Finance

Securities and Exchange Commission

September 16, 2020

Board Composition and Election of Directors, page 105

12.	We note your response to prior comment 31 and your revised disclosure on page 105. However, we still note inconsistencies throughout the prospectus on when the certificate of incorporation will go into effect. For example on page 49 and page 105 you state that the certificate of incorporation will go into effect "effective upon the closing of the offering." Please reconcile your disclosures.

The Registrant has revised pages 49, 103 and other instances in the prospectus to clarify that the certificate of incorporation shall go into effect upon the completion of the Corporate Conversion which shall occur immediately prior to the effectiveness of the Registration Statement.

Executive and Director Compensation Employment Agreements, page 110

13.	We note that the employment agreement for Richard Burch contains provisions relating to potential payments upon termination or change in control. Please revise to discuss such provisions, as required by Item 402(q) of Regulation S-K.

The Registrant respectfully refers the Staff to the August 22, 2020 amendment of Mr. Burch's employment agreement included in Exhibit 10.2 of the Registration Statement. Pursuant to that amendment, upon the completion of the offering, Mr. Burch has agreed to receive non-qualified stock options in lieu of any other cash or in-kind bonuses that were originally provided for in his employment agreement upon termination or change in control. Additionally, Mr. Burch will be appointed as a Director and will resign as President upon the completion of the offering. Accordingly, the Registrant submits that the additional disclosure is not necessary because such termination or change in control payments will not be applicable upon the closing of the offering.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc:	Greg Duncan, Virios Therapeutics, LLC